Exhibit 99.1

DRYSHIPS INC. ANNOUNCES RESULTS OF RIGHTS OFFERING

October 4, 2017, Athens, Greece. DryShips Inc. (NASDAQ:DRYS) ("DryShips" or the "Company"), a diversified owner of ocean going cargo vessels, today announced the final results of its previously announced rights offering of shares of the Company's common stock, par value $0.01 per share ("Common Stock"), which expired at 5:00 p.m., New York City time, on October 2, 2017. The offering was fully financed and the Company raised $100.0 million of gross proceeds, including a $99.2 million investment by Sierra Investments Inc. ("Sierra"), an entity affiliated with the Company's Chairman and Chief Executive Officer, Mr. George Economou, pursuant to a backstop commitment by Sierra.
Rights holders subscribed for an aggregate of 305,760 shares of Common Stock and the Company raised approximately $0.8 million of gross proceeds therefrom, while 36,057,876 shares of Common Stock will be issued to Sierra. Shares of Common Stock will be delivered to subscribers in the rights offering and Sierra on or about October 4, 2017.
The cash proceeds from the rights offering are expected to be used for general corporate purposes and/or vessel acquisitions and/or to repay amounts outstanding under the Company's unsecured credit facility, as amended, with Sierra (the "Sierra Credit Facility"). Following the closing of the rights offering, the amount outstanding under the Sierra Credit Facility will be approximately $73.8 million and the facility is expected to be refinanced with a new secured loan facility with Sierra.

Additionally, following the closing of the rights offering, the total number of shares of Common Stock outstanding will be 104,274,708 and entities that may be deemed to be affiliated with the Company's Chairman and Chief Executive Officer, Mr. George Economou, will beneficially own approximately 69.5% of the issued and outstanding Common Stock.
The rights offering was made pursuant to a registration statement on Form F-3 that was filed with the U.S. Securities and Exchange Commission and became effective on May 7, 2015. For questions about the rights offering, you may contact Advantage Proxy Inc., the information agent for the rights offering, toll-free at 877-870-8565 or if you are a bank of broker, 206-870-8565.
About DryShips Inc.
The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of (i) 13 Panamax drybulk vessels; (ii) four Newcastlemax drybulk vessels; (iii) five Kamsarmax drybulk vessels; (iv) one Very Large Crude Carrier; (v) two Aframax tankers; (vi) one Suezmax tanker; (vii) four Very Large Gas Carriers, two of which are expected to be delivered in October and December of 2017; and (viii) six offshore support vessels, comprising two platform supply and four oil spill recovery vessels.

DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com
Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips Inc. with the SEC, including the Company's most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to publicly update or revise any forward-looking statements, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com